Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

March 8, 2021

Re:	iConsumer Corp.

Offering Statement on Form 1-A

File No. 024-11445

Ladies and Gentlemen:

On behalf of iConsumer Corp., I hereby request qualification of the above-referenced offering statement at 5:00 PM, Eastern Time, on Wednesday, March 10, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert N. Grosshandler

Robert N. Grosshandler

President

iConsumer Corp.

Cc:	Jeanne Campanelli, Esq.

CrowdCheck Law LLP